Bank of America, N.A.

Form SBSE-A

Supplemental Filing Attachment:

7R Filing as of September 30, 2024

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:
  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

National Futures Association

Firm Application (7R) Filed December 18, 2012   Page 7

OMB Number	3038-0072	
NFA ID	0282338	BANK OF AMERICA NA
Submitted By	WEEMST3	TERRY WEEMS

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072

NFA ID   0282338   BANK OF AMERICA NA

Submitted By   WEEMST3   TERRY WEEMS

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

Form 8-W   0.1 hours.



OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

OMB Number 3038-0072
NFA ID 0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

Business Information

Business Address	100 NORTH TRYON STREET SUITE 170 CHARLOTTE, NORTH CAROLINA 28202 UNITED STATES
Phone Number	980-386-5000
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	94-1687665
CRD ID	Not provided.
Form of Organization	US FEDERALLY CHARTERED BANK
Location	
Other Names	BANK OF AMERICA MERRILL LYNCH DBA IN USE

Location of Business Records

Business Records Address

ONE BRYANT PARK
NEW YORK, NY 10036
UNITED STATES



Holding Company Information

Name: BANA HOLDING CORPORATION
10% or more interest? YES



OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

ARGENTINA: PUBLIC REGISTER OF COMMERCE
AUSTRALIA: AUSTRALIAN SECURITIES & INVESTMENT COMMISSION (ASIC)
AUSTRALIA: AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY (APRA)
BELGIUM: CBFA (BANKING, FINANCE AND INSURANCE COMMISSION)
CANADA: OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
CAYMAN ISLANDS: CAYMAN ISLANDS MONETARY AUTHORITY (CIMA)
CHILE: SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) [THE CHILEAN
SECURITIES AND INSURANCE SUPERVISOR]
CHINA: CHINA BANKING REGULATORY COMMISSION (CBRC)
CHINA: HONG KONG MONETARY AUTHORITY (HKMA)
CHINA: PEOPLE'S BANK OF CHINA (PBOC)
CHINA: STATE ADMINISTRATION OF FOREIGN EXCHANGE (SAFE)
FRANCE: AUTORITE DE CONTROLE PRUDENTIAL [CONTROL AUTHORITY OF
PRUDENTIAL]
GERMANY: DEUTSCHE BUNDESBANK
GREECE: MINISTRY OF DEVELOPMENT
INDIA: RESERVE BANK OF INDIA
INDONESIA: BANK INDONESIA
IRELAND: FINANCIAL REGULATOR
ITALY: BANK OF ITALY
JAPAN: FINANCIAL SERVICES AGENCY
KOREA: FINANCIAL SUPERVISORY SERVICE
MALAYSIA: LUBUAN OFFSHORE FINANCIAL SERVICES AUTHORITY (LOFSA)
NETHERLANDS: DUTCH CENTRAL BANK (DNB)
PERU: CENTRAL RESERVE BANK OF PERU (SBS)
PERU: THE SUPERINTENDENCY OF BANKS AND INSURANCE
PHILIPPINES: CENTRAL BANK OF THE PHILIPPINES
SINGAPORE: MONETARY AUTHORITY OF SINGAPORE
SPAIN: BANK OF SPAIN
TAIWAN: FINANCIAL SUPERVISORY COMMISSION
THAILAND: BANK OF THAILAND
THAILAND: SECURITIES AND EXCHANGE COMMISSION
UNITED KINGDOM: FINANCIAL SERVICES AUTHORITY

U.S. Regulator(s)

THE OFFICE OF THE CONTROLLER OF THE CURRENCY



OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   NO

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: NO

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   NO

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   NO

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   NO



Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by,   **YES**
or on behalf of, a bankruptcy trustee?

For any "Yes" answer to the question above, has the firm or sole proprietor previously   **NO**
provided NFA or the CFTC all supplemental documentation for all matters requiring a
"Yes" answer?



OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

Contact Information

Registration Contact

JANE MICHAEL
VP/SENIOR REGISTRATION MANAGER
4802 DEER LAKE DR E
FL9-801-02-01
JACKSONVILLE, FL 32246
UNITED STATES
Phone: 904-218-4044
E-mail: JANE.R.MICHAEL@BANKOFAMERICA.COM

Membership Contact

GENE PORTER
DIRECTOR/REGISTRATION EXECUTIVE
4802 DEER LAKE DR E
FL9-801-02-01
JACKSONVILLE, FL 32246
UNITED STATES
Phone: 904-218-4124
Fax: 704-409-1304
E-mail: GENE.E.PORTER@BANKOFAMERICA.COM

Accounting Contact

BRADLEY WEBER
SVP/SENIOR FINANCE MANAGER
101 S TRYON ST
NC1-002-23-91
CHARLOTTE, NC 28255
UNITED STATES
Phone: 980-388-7856
Fax: 980-387-0399
E-mail: BRAD.WEBER@BANKOFAMERICA.COM

Arbitration Contact

AMANDA VAUGHN
ASSOC GEN'L COUNSEL & MANAGING DIRECTOR
50 ROCKEFELLER PLAZA
NY1-050-07-01
NEW YORK, NY 10020
UNITED STATES
Phone: 646-855-0932
Fax: 646-855-5945
E-mail: AMANDA.VAUGHN@BANKOFAMERICA.COM

Compliance Contact

KATHLEEN CAWLEY
DIRECTOR/GBAM COMPLIANCE EXECUTIVE
ONE BRYANT PARK
NY1-100-17-01
NEW YORK, NY 10036
UNITED STATES
Phone: 646-855-2264
Fax: 212-292-8944
E-mail: KATHY.CAWLEY@BANKOFAMERICA.COM

Chief Compliance Officer

PAULA DOMINICK
CHIEF COMPLIANCE OFFICER
ONE BRYANT PARK
NEW YORK, NY 10036
UNITED STATES
Phone: 646-855-1322
Fax: 646-855-5294
E-mail: PAULA.DOMINICK@BANKOFAMERICA.COM

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

Enforcement/Compliance Communication Contact

KATHLEEN CAWLEY
DIRECTOR/GBAM COMPLIANCE EXECUTIVE
ONE BRYANT PARK
NY1-100-17-01
NEW YORK, NY 10036
UNITED STATES
Phone: 646-855-2264
Fax: 212-292-8944
E-mail: KATHY.CAWLEY@BANKOFAMERICA.COM

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By WEEMST3   TERRY WEEMS

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072
NFA ID   0282338   BANK OF AMERICA NA
Submitted By   WEEMST3   TERRY WEEMS

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

Confidential Matter Information

Regulatory Disclosures

Matter Name   OFFICE OF THE COMPTROLLER OF THE CURRENCY; JULY 23, 1987 ENFORCEMENT ACTION

Matter Details VIOLATION OF BOOKS AND RECORDKEEPING PROVISIONS AS WELL AS OTHER PROVISION OF THE U.S. SECURITIES LAWS. BANK OF AMERICA, N.A. (F/K/A BANK OF AMERICA NT&SA) WAS SANCTIONED BY THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE "OCC") DUE TO PROBLEMS ASSOCIATED WITH AN ATTEMPTED CONVERSION TO A NEW SECURITIES TRADE PROCESSING AND RECORDKEEPING SYSTEM. THE OCC FOUND THAT DUE TO SYSTEMS PROBLEMS, BANK OF AMERICA, N.A. VIOLATED BOOKS AND RECORD-KEEPING PROVISIONS AS WELL AS OTHER PROVISIONS OF THE U.S. SECURITIES LAWS. PURSUANT TO THE ORDER ISSUED BY THE OCC, BANK OF AMERICA, N.A. WAS CENSURED, TWO OF BANK OF AMERICA, N.A.'S OFFICERS WERE SUSPENDED FOR SEVERAL DAYS AND BANK OF AMERICA, N.A. WAS DIRECTED TO ADOPT CERTAIN POLICIES AND PROCEDURES AND TO CREATE A COMPLIANCE REVIEW COMMITTEE. THE ORDER WAS LIFTED IN 1991.

Matter Name   OFFICE OF THE COMPTROLLER OF THE CURRENCY; 1/15/1992 ENFORCEMENT ACTION

Matter Details IN JANUARY 1992, AS PART OF AN INDUSTRY-WIDE RESOLUTION OF AN INVESTIGATION OF CERTAIN MARKET PRACTICES FOR U.S. GOVERNMENT SPONSORED ENTERPRISE SECURITIES, THE COMPTROLLER ISSUED A CEASE AND DESIST ORDER TO BANK OF AMERICA, N.A. (F/K/A BANK OF AMERICA NT&SA) AND APPROXIMATELY 100 OTHER SECURITIES DEALERS (INCLUDING OTHER BANKS) REQUIRING THESE ENTITIES TO CEASE AND DESIST FROM FURTHER VIOLATIONS OF CERTAIN RECORDKEEPING REQUIREMENTS UNDER THE U.S. GOVERNMENT SECURITIES ACT AND THE COMPTROLLER'S RULES AND TO PAY CIVIL MONEY PENALTIES. WITHOUT ADMITTING OR DENYING THE

COMPTROLLER'S FINDINGS, BANK OF AMERICA, N.A. AGREED
TO PAY A FINE IN THE AMOUNT OF $100,000.

Financial Disclosures

Matter Name   GENERAL FINANCIAL DISCLOSURE

Matter Details   DUE TO THE INHERENT NATURE OF ITS BUSINESS, BANK OF
AMERICA, N.A. ("BANA") IS INVOLVED IN HUNDREDS OF
ADVERSARY ACTIONS BROUGHT BY A BANKRUPTCY TRUSTEE
EACH YEAR. THE VAST MAJORITY OF THESE ACTIONS ARE
HANDLED IN THE NORMAL COURSE OF BUSINESS BY BANA'S
SPECIAL ASSET GROUPS IN ITS CONSUMER AND
COMMERCIAL BANKING BUSINESSES. DUE TO THE VOLUME
OF BANKRUPTCY MATTERS BANA IS INVOLVED IN AT ANY ONE
TIME, BANA SOUGHT ADVICE FROM THE NFA ON WHAT
WOULD BE REPORTABLE FOR PURPOSES OF THIS 7-R FILING.
THE NFA ADVISED THAT SWAP DEALERS ARE ONLY
REQUIRED TO DISCLOSE UNDER FORM 7-R FINANCIAL
DISCLOSURE QUESTION J "MATERIAL" ADVERSARY ACTIONS
BROUGHT BY A BANKRUPTCY TRUSTEE, MEANING THOSE
THAT ARE REPORTABLE ON A SECURITIES FILING SUCH AS
THE FORM 10-K. AFTER A REVIEW OF THE RELEVANT 10-K
FILINGS, BANA HAS NO "MATERIAL" ADVERSARY ACTIONS
BROUGHT BY A BANKRUPTCY TRUSTEE TO REPORT ON THIS
FILING.



Business Information

Name	BANK OF AMERICA NA
Form of Organization	US FEDERALLY CHARTERED BANK
Federal EIN	941687665

Business Address

Street Address 1	100 NORTH TRYON STREET
Street Address 2	SUITE 170
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28202
Country	UNITED STATES

Phone Number	980-386-5000
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided
	US FEDERALLY CHARTERED BANK
	F



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Enforcement/Compliance Communication Contact Information

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

First Name	LIU
Last Name	DAN DAN
Title	DIRECTOR, COMPL & OP RISK MGR
Street Address 1	ONE BRYANT PARK
Street Address 2	NY1-100-36-15
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646-855-2264
Email	DANDAN.LIU2@BOFA.COM



Entity Profile Information

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	04/05/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
	NFA ID 0444690 BANK OF AMERICA EUROPE DAC	
	PRINCIPAL APPROVED	10/04/2017

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	04/05/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012
NFA ID 0351524 BANC OF AMERICA INVESTMENT ADVISORS INC	
PRINCIPAL WITHDRAWN	09/21/2010
PRINCIPAL APPROVED	08/12/2005
NFA ID 0331203 BANC OF AMERICA INVESTMENT SERVICES INC	
PRINCIPAL WITHDRAWN	10/29/2005
PRINCIPAL APPROVED	07/07/2003
NFA ID 0444690 BANK OF AMERICA EUROPE DAC	
PRINCIPAL APPROVED	10/04/2017
PRINCIPAL PENDING	09/14/2017

NFA ID 0282293 COLUMBIA MANAGEMENT ADVISORS LLC

PRINCIPAL WITHDRAWN	03/05/2010
PRINCIPAL APPROVED	11/11/1997
PRINCIPAL PENDING	09/29/1997

Outstanding Requirements

Annual Due Date: 5/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 11/1/2021

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2022

Disciplined Employee Summary



Location of Business Records

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

Street Address 1	ONE BRYANT PARK
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES



Membership Contact Information

Membership Contact

First Name	JOHNESE
Last Name	PRICE JACKSON
Title	AVP BUSINESS CONTROL MGR
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4207
Email	JOHNESE.PRICE-JACKSON@BOFA.COM

Accounting Contact

First Name	CHERI
Last Name	DELAPP
Title	AVP SR BUSINESS CONTROL SPECIALIST
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4053
Email	CHERI.DELAPP@BOFA.COM

Arbitration Contact

First Name	DAVID
Last Name	LEITCH
Title	GLOBAL GENERAL COUNSEL
Street Address 1	100 N TRYON ST
Street Address 2	NC1-007-58-23
City	CHARLOTTE
State (United States only)	NORTH CAROLINA
Zip/Postal Code	28255
Country	UNITED STATES
Phone	980-386-9058
Fax	704-683-7218
Email	DAVID.LEITCH@BOFA.COM

Compliance Contact

First Name	DAN DAN
Last Name	LIU
Title	DIRECOR, COMPL & OP RISK MGR
Street Address 1	ONE BRYANT PARK
Street Address 2	NY1-100-36-15
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646-855-2264
Email	DANDAN.LIU2@BOFA.COM

Chief Compliance Officer Contact

First Name	LAUREN
Last Name	MOGENSEN
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	100 FEDERAL ST
Street Address 2	MA5-100-32-01
City	BOSTON
State (United States only)	MASSACHUSETTS
Zip/Postal Code	02110
Country	UNITED STATES
Phone	617-434-7016
Fax	617-310-3274
Email	LAUREN.MOGENSEN@BOFA.COM



Membership Information

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Non-U.S. Regulator Information

ARGENTINA - PUBLIC REGISTER OF COMMERCE; AUSTRALIA - AUSTRALIAN SECURITIES & INVESTMENT COMMISSION (ASIC); AUSTRALIA - AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY (APRA); BELGIUM - CBFA (BANKING, FINANCE AND INSURANCE COMMISSION); CANADA - OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS; CAYMAN ISLANDS - CAYMAN ISLANDS MONETARY AUTHORITY (CIMA); CHILE - SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) [THE CHILEAN SECURITIES AND INSURANCE SUPERVISOR]; CHINA - CHINA BANKING REGULATORY COMMISSION (CBRC); CHINA - HONG KONG MONETARY AUTHORITY (HKMA); CHINA - PEOPLE'S BANK OF CHINA (PBOC); CHINA - STATE ADMINISTRATION OF FOREIGN EXCHANGE (SAFE); FRANCE - AUTORITE DE CONTROLE PRUDENTIAL [CONTROL AUTHORITY OF PRUDENTIAL]; GERMANY - DEUTSCHE BUNDESBANK; GREECE - MINISTRY OF DEVELOPMENT; INDIA - RESERVE BANK OF INDIA; INDONESIA - BANK INDONESIA; IRELAND - FINANCIAL REGULATOR; ITALY - BANK OF ITALY; JAPAN - FINANCIAL SERVICES AGENCY; KOREA - FINANCIAL SUPERVISORY SERVICE; MALAYSIA - LUBUAN OFFSHORE FINANCIAL SERVICES AUTHORITY (LOFSA); NETHERLANDS - DUTCH CENTRAL BANK (DNB); PERU - CENTRAL RESERVE BANK OF PERU (SBS); PERU - THE SUPERINTENDENCY OF BANKS AND INSURANCE; PHILIPPINES - CENTRAL BANK OF THE PHILIPPINES; SINGAPORE - MONETARY AUTHORITY OF SINGAPORE; SPAIN - BANK OF SPAIN; TAIWAN - FINANCIAL SUPERVISORY COMMISSION; THAILAND - BANK OF THAILAND; THAILAND - SECURITIES AND EXCHANGE COMMISSION; UNITED KINGDOM - FINANCIAL SERVICES AUTHORITY



Other Names

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

NATIONSBANK NA
ALIAS

BANK OF AMERICA
DBA   IN USE

BANK OF AMERICA MERRILL LYNCH
DBA   IN USE

BANK OF AMERICA NT & SA
DBA   NOT IN USE


Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0449747
Name	BIES, SUSAN SCHMIDT
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0449750
Name	BRAMBLE SR, FRANK PAUL
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0403734
Name	CHAN, LAURIE
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2020

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD WAYNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0489040
Name	DONOFRIO, PAUL MICHAEL
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-01-2015

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0449756
Name	LOZANO, MONICA CECILIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	12-31-2012

NFA ID	0359936
Name	MAGASINER, ANDREI GRISCHA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-25-2016

NFA ID	0449757
Name	MAY, THOMAS JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0477206
Name	MOGENSEN, LAUREN ANNE
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-28-2014

NFA ID	0261748
Name	MONTAG, THOMAS KELL
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-21-2012

NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0524095
Name	RAMOS, DENISE LAURA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019

NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0488315
Name	SIMPSON, PAUL HOWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-31-2016

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN

TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0449761
Name	YOST, ROBERT DAVID
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0510243
Name	ZUBER, MARIA THERESA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019



Principal Name and Financial Interest

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

Current Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0444690	BANK OF AMERICA EUROPE DAC		Y

Past Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0282293	COLUMBIA MANAGEMENT ADVISORS LLC		Y
0331203	BANC OF AMERICA INVESTMENT SERVICES INC		Y
0351524	BANC OF AMERICA INVESTMENT ADVISORS INC		Y



Registration Contact Information

Viewed on October 21, 2021

NFA ID 0282338 BANK OF AMERICA NA

First Name	JOHNESE
Last Name	PRICE JACKSON
Title	AVP BUSINESS CONTROL MGR
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4207
Email	JOHNESE.PRICE-JACKSON@BOFA.COM



Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

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ON AUGUST 6, 2013, THE DEPARTMENT OF JUSTICE FILED A CIVIL ACTION AGAINST MERRILL LYNCH, PIERCE, FENNER & SMITH, INC. F/K/A BANC OF AMERICA SECURITIES LLC (THE "FIRM") AND OTHER ENTITIES, INCLUDING BANK OF AMERICA, N.A. (COLLECTIVELY THE "ENTITIES"). THE DEPARTMENT OF JUSTICE ALLEGES THAT THE ENTITIES VIOLATED THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND ENFORCEMENT ACT OF 1989, 12 U.S.C. § 1833A, THROUGH CIVIL VIOLATIONS OF 18 U.S.C. §§ 1001 AND 1014. THE COMPLAINT CLAIMS THAT THE ENTITIES MADE FALSE STATEMENTS TO AND OMITTED MATERIAL INFORMATION FROM THE GOVERNMENT AND FEDERALLY INSURED FINANCIAL INSTITUTIONS. SPECIFICALLY, THE COMPLAINT ALLEGES THAT THE ENTITIES FAILED TO DISCLOSE THE DISPROPORTIONATE CONCENTRATION OF WHOLESALE CHANNEL LOANS ORIGINATED BY THIRD PARTIES UNDERLYING THE RESIDENTIAL MORTGAGE BACKED SECURITIES. THE COMPLAINT ALLEGES THAT THE ENTITIES KNEW THE WHOLESALE CHANNEL LOANS WERE RISKIER AS COMPARED TO SIMILAR MORTGAGES ORIGINATED BY THE ENTITIES DIRECTLY. THE COMPLAINT ALSO ALLEGES THAT THE ENTITIES FAILED TO DISCLOSE THE PERCENTAGE OF PAPERSAVER LOANS MADE TO SELF-EMPLOYED BORROWERS. THE

Supporting Documentation

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NFA ID 0282338 - BANK OF AMERICA NA

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Regulatory Case Information

REGULATORY INFORMATION

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CASE INFORMATION

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Case Status:

Were any of the following sanctions imposed?:

Comments

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ON AUGUST 6, 2013, THE SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") FILED A CIVIL INJUNCTIVE ACTION AGAINST MERRILL LYNCH, PIERCE, FENNER & SMITH, INC. F/K/A BANC OF AMERICA SECURITIES LLC

("FIRM") AND OTHER ENTITIES, INCLUDING BANK OF AMERICA, N.A. (COLLECTIVELY THE "ENTITIES"). THE COMMISSION ALLEGES THAT THE ENTITIES MADE MATERIAL MISREPRESENTATIONS AND OMISSIONS IN CONNECTION WITH THE SALE OF RESIDENTIAL MORTGAGE-BACKED SECURITIES. SPECIFICALLY, THE COMPLAINT ALLEGES THAT THE ENTITIES FAILED TO DISCLOSE THE DISPROPORTIONATE CONCENTRATION OF WHOLESALE LOANS (72% BY UNPAID PRINCIPAL BALANCE) UNDERLYING THE RESIDENTIAL MORTGAGE-BACKED SECURITIES AS COMPARED TO PRIOR RESIDENTIAL MORTGAGE-BACKED SECURITIES OFFERINGS. THE COMPLAINT ALSO ALLEGES THAT THE ENTITIES FAILED TO DISCLOSE KNOWN RISKS ASSOCIATED

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

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VIOLATION OF BOOKS AND RECORDKEEPING PROVISIONS AS WELL AS OTHER PROVISION OF THE U.S. SECURITIES LAWS. BANK OF AMERICA, N.A. (F/K/A BANK OF AMERICA NT&SA) WAS SANCTIONED BY THE

OFFICE OF THE COMPTROLLER OF THE CURRENCY (THE "OCC") DUE TO PROBLEMS ASSOCIATED WITH AN ATTEMPTED CONVERSION TO A NEW SECURITIES TRADE PROCESSING AND RECORDKEEPING SYSTEM. THE OCC FOUND THAT DUE TO SYSTEMS PROBLEMS, BANK OF AMERICA, N.A. VIOLATED BOOKS AND RECORD-KEEPING PROVISIONS AS WELL AS OTHER PROVISIONS OF THE U.S. SECURITIES LAWS. PURSUANT TO THE ORDER ISSUED BY THE OCC, BANK OF AMERICA, N.A. WAS CENSURED, TWO OF BANK OF AMERICA, N.A.'S OFFICERS WERE SUSPENDED FOR SEVERAL DAYS AND BANK OF AMERICA, N.A. WAS DIRECTED TO ADOPT CERTAIN POLICIES AND PROCEDURES AND TO CREATE A COMPLIANCE REVIEW COMMITTEE. THE ORDER WAS LIFTED IN 1991.

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

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D E F G H I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

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IN JANUARY 1992, AS PART OF AN INDUSTRY-WIDE RESOLUTION OF AN INVESTIGATION OF CERTAIN MARKET PRACTICES FOR U.S. GOVERNMENT SPONSORED ENTERPRISE SECURITIES, THE COMPTROLLER ISSUED A CEASE

AND DESIST ORDER TO BANK OF AMERICA, N.A. (F/K/A BANK OF AMERICA NT&SA) AND APPROXIMATELY 100 OTHER SECURITIES DEALERS (INCLUDING OTHER BANKS) REQUIRING THESE ENTITIES TO CEASE AND DESIST FROM FURTHER VIOLATIONS OF CERTAIN RECORDKEEPING REQUIREMENTS UNDER THE U.S. GOVERNMENT SECURITIES ACT AND THE COMPTROLLER'S RULES AND TO PAY CIVIL MONEY PENALTIES. WITHOUT ADMITTING OR DENYING THE COMPTROLLER'S FINDINGS, BANK OF AMERICA, N.A. AGREED TO PAY A FINE IN THE AMOUNT OF $100,000.

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

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☐ J

Case Information

BANKRUPTCY CASE INFORMATION

- United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:
- Case Number:

ADVERSARY CASE INFORMATION

- Court where the adversary action was filed:
- Court Location:
- Case Number of Adversary Action:
- Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

DUE TO THE INHERENT NATURE OF ITS BUSINESS, BANK OF AMERICA, N.A. ("BANA") IS INVOLVED IN HUNDREDS OF ADVERSARY ACTIONS BROUGHT BY A BANKRUPTCY TRUSTEE EACH YEAR. THE VAST

MAJORITY OF THESE ACTIONS ARE HANDLED IN THE NORMAL COURSE OF BUSINESS BY BANA'S SPECIAL ASSET GROUPS IN ITS CONSUMER AND COMMERCIAL BANKING BUSINESSES. DUE TO THE VOLUME OF BANKRUPTCY MATTERS BANA IS INVOLVED IN AT ANY ONE TIME, BANA SOUGHT ADVICE FROM THE NFA ON WHAT WOULD BE REPORTABLE FOR PURPOSES OF THIS 7-R FILING. THE NFA ADVISED THAT SWAP DEALERS ARE ONLY REQUIRED TO DISCLOSE UNDER FORM 7-R FINANCIAL DISCLOSURE QUESTION J "MATERIAL" ADVERSARY ACTIONS BROUGHT BY A BANKRUPTCY TRUSTEE, MEANING THOSE THAT ARE REPORTABLE ON A SECURITIES FILING SUCH AS THE FORM 10-K. AFTER A REVIEW OF THE RELEVANT 10-K FILINGS, BANA HAS NO "MATERIAL" ADVERSARY ACTIONS BROUGHT BY A BANKRUPTCY TRUSTEE TO REPORT ON THIS FILING.

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0282338 - BANK OF AMERICA NA

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⭘ D   ⭘ E   ⭘ F   ⭘ G   ⭘ H   ⭘ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SECURITIES AND EXCHANGE COMMISSION ALLEGED THAT NATIONSBANK, N.A. (WHICH MERGED WITH AND INTO BANK OF AMERICA, N.A. ON JULY 23, 1999) WAS A CAUSE OF NATIONSSECURITIES', A FORMER AFFILIATE BROKER/DEALER, VIOLATION OF SECTION 17(A)(2) & (3) OF THE SECURITIES ACT IN REGARDS TO SUPERVISING REGISTERED REPRESENTATIVES IN ASSOCIATION WITH THE INITIAL PUBLIC OFFERING OF SHARES OF THE NATIONS GOVERNMENT INCOME TERM TRUST 2003, INC. AND NATIONS GOVERNMENT INCOME TERM TRUST 2004, INC. WITHOUT ADMITTING OR DENYING THE ALLEGATIONS, NATIONSBANK, N.A. CONSENTED TO AN ORDER TO CEASE AND DESIST FROM COMMITTING OR CAUSING VIOLATIONS OF SECTION 17 (A)(2) AND (3) OF THE SECURITIES ACT.

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0282338 - BANK OF AMERICA NA

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

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CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

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THE SECURITIES AND FUTURES COMMISSION OF HONG KONG ("SFC") ALLEGED THAT BANK OF AMERICA, NATIONAL ASSOCIATION AND MERRILL LYNCH INTERNATIONAL (COLLECTIVELY, THE "RESPONDENTS")

FAILED TO DISCLOSE DEALINGS IN RELEVANT SECURITIES IN TWO TRANSACTIONS IN 2015 AS REQUIRED BY THE HONG KONG CODE ON TAKEOVERS AND MERGERS. THE SFC PUBLICLY CENSURED THE RESPONDENTS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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NFA ID 0282338 - BANK OF AMERICA NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 15, 2016, BANK OF AMERICA, N.A./SINGAPORE BRANCH EXCEEDED THE PRESCRIBED NON-RESIDENT BAHT ACCOUNT (NRBAS) BALANCE LIMIT AS PRESCRIBED IN BANK OF THAILAND ("BOT") CIRCULAR

NO. BOT.ECD.(02) C. 371/2551 RE: SEEING COOPERATION FOR COMPLIANCE WITH MEASURES TO PREVENT THAI BAHT SPECULATION. BANK OF AMERICA, N.A./SINGAPORE BRANCH WAS ASSESSED A PRESCRIBED PENALTY OF APPROXIMATELY US$8,918.58. IN ADDITION, BOT REITERATED TO THE LOCAL BANK OF AMERICA BRANCH IN THAILAND (BANK OF AMERICA, N.A./BANGKOK BRANCH) ITS NEED TO HAVE STRICT MONITORING OF THAI BAHT LIMITS AND INFORM CLIENTS OF THIS REGULATION.

Supporting Documentation

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To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:

Were any of the following sanctions imposed?:

Comments

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ON NOVEMBER 11, 2014, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY OF THE UNITED STATES OF AMERICA ("OCC") ISSUED A CONSENT ORDER AND A CONSENT ORDER FOR THE ASSESSMENT OF A CIVIL MONEY PENALTY AGAINST BANK OF AMERICA, N.A. ("BANK OF AMERICA") RELATED TO ITS FOREIGN EXCHANGE (FX) BUSINESS ("ORDERS") FROM 2008 THROUGH 2013. THE OCC FOUND, AND BANK OF AMERICA NEITHER ADMITTED NOR DENIED, THAT BANK OF AMERICA HAD DEFICIENCIES IN ITS INTERNAL CONTROLS AND HAD ENGAGED IN UNSAFE OR UNSOUND BANKING PRACTICES WITH RESPECT TO THE OVERSIGHT AND GOVERNANCE OF BANK OF AMERICA'S FX TRADING BUSINESS SUCH THAT THE BANK FAILED TO DETECT AND PREVENT CERTAIN CONDUCT. SPECIFICALLY, THE OCC FOUND THAT: A) BANK OF AMERICA'S COMPLIANCE RISK ASSESSMENT LACKED SUFFICIENT GRANULARITY AND FAILED TO IDENTIFY THE RISKS RELATED TO SALES, TRADING AND SUPERVISORY EMPLOYEES IN THAT BUSINESS ("EMPLOYEE"); B) BANK OF AMERICA'S TRANSACTION MONITORING AND COMMUNICATIONS SURVEILLANCE LACKED AN ADEQUATE ANALYSIS OF RISK-BEHAVIOR RELATED TO EMPLOYEE MARKET CONDUCT IN ITS WHOLESALE FOREIGN EXCHANGE BUSINESS WHERE IT IS ACTING AS PRINCIPAL ("FX TRADING"); C) BANK OF AMERICA'S

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

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Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE SECURITIES AND EXCHANGE COMMISSION OF THE PHILIPPINES ("PHILIPPINES SEC") ALLEGED THAT THE FIRM DID NOT MEET CERTAIN REPORTING REQUIREMENTS IN THE PHILIPPINES REGARDING ITS REGIONAL

AREA HEADQUARTERS ("RHQ"), WHICH HAD NOT ENGAGED IN ANY OPERATIONS IN THE PHILIPPINES FOR DECADES AND DID NOT PLAN TO ENGAGE IN ANY OPERATIONS IN THE PHILIPPINES IN THE FUTURE. THE PHILIPPINES SEC SUSPENDED THE FIRM'S RHQ LICENSE TO TRANSACT BUSINESS IN THE PHILIPPINES.
AN RHQ IS A SPECIAL TYPE OF "BRANCH" WHOSE AUTHORIZED ACTIVITIES ARE LIMITED TO ACTING AS AN ADMINISTRATIVE BRANCH OF A MULTINATIONAL COMPANY ENGAGED IN INTERNATIONAL TRADE AND PRINCIPALLY SERVES AS A SUPERVISION, COMMUNICATIONS AND COORDINATION CENTER FOR ITS SUBSIDIARIES, BRANCHES OR AFFILIATES IN THE ASIA-PACIFIC REGION AND OTHER FOREIGN MARKETS.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0282338 - BANK OF AMERICA NA

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON NOVEMBER 25, 2014, THE U.S. DISTRICT COURT FOR THE WESTERN DISTRICT OF NORTH CAROLINA ISSUED A FINAL JUDGMENT AS TO BANK OF AMERICA, N.A. ("BANA") (THE " SEC FINAL JUDGMENT") IN THE CIVIL

INJUNCTIVE ACTION FOR WHICH A COMPLAINT WAS FILED BY THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 2013 AGAINST THE FIRM, AND OTHER ENTITIES, INCLUDING BANA (COLLECTIVELY THE "ENTITIES") (THE "SEC COMPLAINT"). THE SEC COMPLAINT ALLEGED THAT THE ENTITIES MADE MATERIAL MISREPRESENTATIONS AND OMISSIONS IN CONNECTION WITH THE SALE OF RESIDENTIAL MORTGAGE-BACKED SECURITIES ("RMBS"). SPECIFICALLY, THE SEC COMPLAINT ALLEGED THAT THE ENTITIES FAILED TO DISCLOSE THE DISPROPORTIONATE CONCENTRATION OF WHOLESALE LOANS UNDERLYING THE RMBS AS COMPARED TO PRIOR RMBS OFFERINGS. THE SEC COMPLAINT ALSO

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.
To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on July 25, 2022
NFA ID 0282338 BANK OF AMERICA NA
Submitted by CHERI DELAPP (DELAPPC6)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   OTHER FEDERAL AGENCY: OCC

Case Information

Case Number	2022-CFPB-0004
Case Status	FINAL
Date Resolved	July 2022

Sanctions imposed
OTHER: CEASE AND DESIST ORDER, UNDERTAKINGS, REDRESS TO CUSTOMERS, CIVIL MONETARY PENALTY

Comments

On July 14, 2022, the Consumer Financial Protection Bureau ("CFPB") announced that Bank of America, N.A. ("BANA") agreed to a settlement of allegations (the "Order") that, in connection with BANA's administration of prepaid cards for unemployment benefits, it (1) engaged in unfair acts or practices by determining no error had occurred and freezing cardholder accounts based solely on the results of its automated Fraud Filter, in violation of Sections 1031 and 1036 of the Consumer Financial Protection Act of 2010 (CFPA), 12 U.S.C. §§ 5531(a) and (c), 5536(a)(1)(B); (2) failed to conduct reasonable investigations of unemployment insurance benefit prepaid debit cardholders' notices of error, in violation of Sections 908 and 909 of the Electronic Fund Transfer Act (EFTA), 15 U.S.C. §§ 1693f and 1693g, and Section 1005.11 of Regulation E; (3) engaged in abusive acts or practices by retroactively applying its automated Fraud Filter to reverse permanent credits for unemployment insurance benefit prepaid debit cardholders whose notices of error it had previously investigated and paid, in violation of Sections 1031 and 1036 of the CFPA, 12 U.S.C. §§ 5531(a) and (d)(2)(B), 5536(a)(1)(B); (4) engaged in unfair acts or practices by impeding unemployment insurance benefit prepaid debit cardholders' efforts to file notices of error and seek liability protection from unauthorized EFTs, in violation of Sections 1031 and 1036 of the CFPA, 12 U.S.C. §§ 5531(a) and (c), 5536(a)(1)(B); and (5) failed to timely investigate and resolve unemployment insurance benefit prepaid debit cardholders' notices of error concerning alleged unauthorized EFTs, in violation of EFTA, 15 U.S.C. § 1693f(a), (c), and Section 1005. 11(c)(2)-(3) of Regulation E.. Without admitting or denying any of the findings of fact or conclusions of law contained in the Order, BANA consented to: (a) cease and desist from committing or causing any violations and any future violations of the provisions detailed above, (b) certain undertakings, (c) payment of redress to affected customers, and (d) payment of a civil monetary penalty in the amount of $100 million.

Supporting Documentation

Description	CFPB CONSENT ORDER
File Name	cfpbbankofamericaconsentorder202207.pdf

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on July 25, 2022
NFA ID 0282338 BANK OF AMERICA NA
Submitted by CHERI DELAPP (DELAPPC6)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   OTHER FEDERAL AGENCY: OFFICE OF COMPTROLLER OF THE
                                         CURRENCY

Case Information
Case Number   AA_ENF-2022-21
Case Status   FINAL
Date Resolved   July 2022
Sanctions imposed
OTHER: CEASE AND DESIST, REMEDIATION TO CUSTOMERS, UNDERTAKINGS

Comments

On July 14, 2022, the Office of the Comptroller of the Currency ("OCC") announced that Bank of America, N.A. ("BANA") agreed to a settlement of allegations (the "Order") that (1) in connection with BANA's administration of prepaid cards for unemployment benefits, it engaged in (i) unsafe or unsound practice(s), including deficiencies in its risk management, operational processes and controls, internal audit, and investigation and resolution of consumer claims of unauthorized transactions; and (ii) unfair and deceptive practices in violation(s) of Section 5 of the Federal Trade Commission Act ("FTC Act"), 15 U.S.C. § 45(a)(1); and (2) engaged in unsafe or unsound practices related to deficiencies in its enterprise-wide complaints risk management framework. Without admitting or denying the findings contained in the Order, BANA consented to: (a) cease and desist from committing or causing any violations and any future violations of Section 5 of the Federal Trade Commission Act ("FTC Act"), 15 U.S.C. § 45(a)(1), (b) a remediation plan for customers, and (c) certain undertakings.

Supporting Documentation

Description	OCC CONSENT ORDER
File Name	ea2022023.pdf

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on July 25, 2022
NFA ID 0282338 BANK OF AMERICA NA
Submitted by CHERI DELAPP (DELAPPC6)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   OTHER FEDERAL AGENCY: OFFICE OF COMPTROLLER OF THE CURRENCY

Case Information
Case Number   AA_ENF-2022-22
Case Status   FINAL
Date Resolved   July 2022
Sanctions imposed
OTHER: CIVIL MONETARY PENALTY

Comments

On July 14, 2022, the Office of the Comptroller of the Currency ("OCC") announced that Bank of America, N.A. ("BANA") agreed to a settlement of allegations (the "Order") that (1) in connection with BANA's administration of prepaid cards for unemployment benefits, it engaged in (i) unsafe or unsound practice(s), including deficiencies in its risk management, operational processes and controls, internal audit, and investigation and resolution of consumer claims of unauthorized transactions; and (ii) unfair and deceptive practices in violation(s) of Section 5 of the Federal Trade Commission Act ("FTC Act"), 15 U.S.C. § 45(a)(1); and (2) engaged in unsafe or unsound practices related to deficiencies in its enterprise-wide complaints risk management framework. Without admitting or denying the findings contained in the Order, BANA consented to a civil monetary penalty of $125,000,000.

Supporting Documentation

Description   OCC CONSENT ORDER
File Name   ea2022024.pdf

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on November 04, 2022
NFA ID 0282338 BANK OF AMERICA NA
Submitted by CHERI DELAPP (DELAPPC6)

The question(s) you are disclosing the criminal action under:

☑C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	NON-U.S. COURT
Date Filed	September 2022

Court Information

Name of Court	BANGKOK SOUTH CRIMINAL COURT
City or County	BANGKOK
State	Not provided
Country	THAILAND

Case Information

Case Number	1294/2565
Case Status	PENDING

Charge Details

Formal Charge Description	("BANA") WAS CHARGED WITH PROVIDING AN ELECTRONIC BILL PAYMENT SERVICE WITHOUT CONSENT
Classification	FELONY
Plea Entered	NOT GUILTY
Disposition	PENDING

Comments

On or around September 5, 2022, BANA received notification of a criminal complaint ("Complaint") filed by Thailand's Office of the Attorney General ("Thailand") in the Bangkok South Criminal Court (the "Court"). The Complaint alleged that BANA provided an electronic bill payment collection service without obtaining an authorization from the Office of the Electronic Transactions Commission between May 14, 2009 and June 23, 2016, in violation of Sections 32, 34, and 45 of the Electronic Transactions Act B.E. 2544 (2001), Section 12, 14 and 24 of the Electronic Transactions Act (No. 3) B.E. 2565 (2019), and Sections 3 and 7 of the Royal Decree Regulating on Electronic Payment Services B.E. 2551 (2008). Thailand conducted an inquiry prior to filing the complaint. BANA denied the charges at the inquiry stage. The charges against BANA are currently pending before the Court.

Supporting Documentation

Not provided

Bank of America, N.A.

7R updated Principals as of December 27, 2021



Principal Information

Individual Information

NFA ID	**0449746**
Name	**ALLEN, SHARON LEE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-28-2013**

NFA ID	**0449747**
Name	**BIES, SUSAN SCHMIDT**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0544946**
Name	**BORTHWICK, ALASTAIR**
Title(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**12-14-2021**

NFA ID	**0449750**
Name	**BRAMBLE SR, FRANK PAUL**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0403734**
Name	**CHAN, LAURIE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-09-2020**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-03-2013**

NFA ID	**0494981**
Name	**DEMARE, JAMES PAUL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-04-2016**

NFA ID	**0517391**
Name	**DIAZ, PATRICIO JOSE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-15-2019**

NFA ID	**0457531**
Name	**DONALD, ARNOLD WAYNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-30-2013**

NFA ID	**0489040**
Name	**DONOFRIO, PAUL MICHAEL**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-01-2015**

NFA ID	**0449755**
Name	**HUDSON, LINDA PARKER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**12-31-2012**
NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-07-2021**
NFA ID	**0543612**
Name	**LITTMAN, AMY**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**11-22-2021**
NFA ID	**0449756**
Name	**LOZANO, MONICA CECILIA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**
NFA ID	**0449757**
Name	**MAY, THOMAS JOHN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**
NFA ID	**0477206**
Name	**MOGENSEN, LAUREN ANNE**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-28-2014**
NFA ID	**0261748**
Name	**MONTAG, THOMAS KELL**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**

Status	**APPROVED**
Effective Date	**12-21-2012**

NFA ID	**0401299**
Name	**MOYNIHAN, BRIAN THOMAS**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0457530**
Name	**NOWELL III, LIONEL LEWIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-30-2013**

NFA ID	**0524095**
Name	**RAMOS, DENISE LAURA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-15-2019**

NFA ID	**0466397**
Name	**ROSE, CLAYTON STUART**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-03-2018**

NFA ID	**0497808**
Name	**WHITE, MICHAEL DENNIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-03-2016**

NFA ID	**0496348**
Name	**WOODS, THOMAS DUNNE**

TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-10-2016**

NFA ID	**0521112**
Name	**YANKAUER, STEPHEN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-11-2019**

NFA ID	**0449761**
Name	**YOST, ROBERT DAVID**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0544284**
Name	**YUNG, SUSAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-22-2021**

NFA ID	**0510243**
Name	**ZUBER, MARIA THERESA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-27-2017**

NFA ID	**0533174**
Name	**ZUBERI, SOOFIAN J**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-20-2020**

Holding Company Information

NFA ID	**0483691**
Full Name	**BAC NORTH AMERICA HOLDING COMPANY**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**11-05-2019**

Bank of America, N.A.

7R updated Principals as of February 1, 2022


Individual Information

NFA ID	**0449746**
Name	**ALLEN, SHARON LEE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-28-2013**

NFA ID	**0449747**
Name	**BIES, SUSAN SCHMIDT**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0544946**
Name	**BORTHWICK, ALASTAIR**
Title(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-12-2022**

NFA ID	**0449750**
Name	**BRAMBLE SR, FRANK PAUL**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0403734**
Name	**CHAN, LAURIE**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-09-2020**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-03-2013**

NFA ID	**0494981**
Name	**DEMARE, JAMES PAUL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-04-2016**

NFA ID	**0517391**
Name	**DIAZ, PATRICIO JOSE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-15-2019**

NFA ID	**0457531**
Name	**DONALD, ARNOLD WAYNE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-30-2013**

NFA ID	**0449755**
Name	**HUDSON, LINDA PARKER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**

NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**12-07-2021**
NFA ID	**0543612**
Name	**LITTMAN, AMY**
Title(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-28-2021**
NFA ID	**0449756**
Name	**LOZANO, MONICA CECILIA**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**
NFA ID	**0449757**
Name	**MAY, THOMAS JOHN**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**
NFA ID	**0401299**
Name	**MOYNIHAN, BRIAN THOMAS**
Title(s)	**DIRECTOR** **CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-31-2012**
NFA ID	**0457530**
Name	**NOWELL III, LIONEL LEWIS**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-30-2013**
NFA ID	**0524095**
Name	**RAMOS, DENISE LAURA**
Title(s)	**DIRECTOR**

10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019

NFA ID	0466397
Name	ROSE, CLAYTON STUART
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0449761
Name	YOST, ROBERT DAVID
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0544284
Name	YUNG, SUSAN

Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-22-2021**

NFA ID	**0510243**
Name	**ZUBER, MARIA THERESA**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-27-2017**

NFA ID	**0533174**
Name	**ZUBERI, SOOFIAN J**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-20-2020**

Holding Company Information

NFA ID	**0483691**
Full Name	**BAC NORTH AMERICA HOLDING COMPANY**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**11-05-2019**

Bank of America, N.A.

7R updated Principals as of May 31, 2022


Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0544946
Name	BORTHWICK, ALASTAIR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-12-2022

NFA ID	0449750
Name	BRAMBLE SR, FRANK PAUL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0403734
Name	CHAN, LAURIE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-09-2020

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD WAYNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0547563
Name	KODER, MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-14-2022

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	12-07-2021
NFA ID	0543612
Name	LITTMAN, AMY
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-28-2021
NFA ID	0449756
Name	LOZANO, MONICA CECILIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013
NFA ID	0524095
Name	RAMOS, DENISE LAURA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019
NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0449761
Name	YOST, ROBERT DAVID
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2021

NFA ID	0510243
Name	ZUBER, MARIA THERESA

TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019

Bank of America, N.A.

7R updated Principals as of December 20, 2022



Principal Information

Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0470432
Name	ALMEIDA, JOSE EDUARDO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	12-13-2022

NFA ID	0544946
Name	BORTHWICK, ALASTAIR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-12-2022

NFA ID	0449750
Name	BRAMBLE SR, FRANK PAUL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD WAYNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0547563
Name	KODER, MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-14-2022

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

OMB Numbers 3038-0023 (exp. September 30, 2023) & 3038-0072 (exp. September 30, 2023)

Page 2 of 5

Effective Date	12-07-2021

NFA ID	0543612
Name	LITTMAN, AMY
Title(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-28-2021

NFA ID	0449756
Name	LOZANO, MONICA CECILIA
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
Title(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0549875
Name	PELLEGRINI, JOHN
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022

NFA ID	0524095
Name	RAMOS, DENISE LAURA
Title(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019

NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0449761
Name	YOST, ROBERT DAVID
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0544284
Name	YUNG, SUSAN

TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2021

NFA ID	0510243
Name	ZUBER, MARIA THERESA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019

Bank of America, N.A.

7R updated Principals as of January 23, 2023



Principal Information

Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0470432
Name	ALMEIDA, JOSE EDUARDO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2023

NFA ID	0544946
Name	BORTHWICK, ALASTAIR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-12-2022

NFA ID	0449750
Name	BRAMBLE SR, FRANK PAUL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD WAYNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0547563
Name	KODER, MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-14-2022

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	12-07-2021

NFA ID	0543612
Name	LITTMAN, AMY
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-28-2021

NFA ID	0449756
Name	LOZANO, MONICA CECILIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0549875
Name	PELLEGRINI, JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022

NFA ID	0524095
Name	RAMOS, DENISE LAURA
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019
NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018
NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016
NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016
NFA ID	0521112
Name	YANKAUER, STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019
NFA ID	0449761
Name	YOST, ROBERT DAVID
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0544284
Name	YUNG, SUSAN

TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2021

NFA ID	0510243
Name	ZUBER, MARIA THERESA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019

Bank of America, N.A.

7R updated Principals as of May 23, 2023



Principal Information

Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0470432
Name	ALMEIDA, JOSE EDUARDO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2023

NFA ID	0544946
Name	BORTHWICK, ALASTAIR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-12-2022

NFA ID	0449750
Name	BRAMBLE SR, FRANK PAUL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD WAYNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0547563
Name	KODER, MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-14-2022

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	12-07-2021
NFA ID	0543612
Name	LITTMAN, AMY
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-28-2021
NFA ID	0449756
Name	LOZANO, MONICA CECILIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013
NFA ID	0549875
Name	PELLEGRINI, JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022
NFA ID	0524095
Name	RAMOS, DENISE LAURA
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019

NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2021

NFA ID	0510243
Name	ZUBER, MARIA THERESA

TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019

Bank of America, N.A.

7R updated Principals as of November 2, 2023


Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0470432
Name	ALMEIDA, JOSE EDUARDO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2023

NFA ID	0559638
Name	ANKROM JR, MICHAEL CHARLES
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	PENDING
Effective Date	10-25-2023

NFA ID	0544946
Name	BORTHWICK, ALASTAIR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-12-2022

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0547563
Name	KODER, MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-14-2022

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	12-07-2021
NFA ID	0543612
Name	LITTMAN, AMY
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-28-2021
NFA ID	0449756
Name	LOZANO, MONICA CECILIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013
NFA ID	0549875
Name	PELLEGRINI, JOHN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2022
NFA ID	0524095
Name	RAMOS, DENISE LAURA
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019

NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-22-2021

NFA ID	0510243
Name	ZUBER, MARIA THERESA

TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019

Bank of America, N.A.

7R updated Principals as of December 15, 2023


Viewed on December 11, 2023

NFA ID 0282338 BANK OF AMERICA NA

Individual Information

NFA ID	0449746
Name	ALLEN, SHARON LEE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-28-2013

NFA ID	0470432
Name	ALMEIDA, JOSE EDUARDO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2023

NFA ID	0559638
Name	ANKROM JR, MICHAEL CHARLES
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-13-2023

NFA ID	0544946
Name	BORTHWICK, ALASTAIR
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	01-12-2022

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2013

NFA ID	0494981
Name	DEMARE, JAMES PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-04-2016

NFA ID	0517391
Name	DIAZ, PATRICIO JOSE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-15-2019

NFA ID	0457531
Name	DONALD, ARNOLD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013

NFA ID	0449755
Name	HUDSON, LINDA PARKER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0547563
Name	KODER, MATTHEW
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-14-2022

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	12-07-2021
NFA ID	0449756
Name	LOZANO, MONICA CECILIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0401299
Name	MOYNIHAN, BRIAN THOMAS
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0457530
Name	NOWELL III, LIONEL LEWIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-30-2013
NFA ID	0524095
Name	RAMOS, DENISE LAURA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-15-2019
NFA ID	0553692
Name	ROMANO, ROBERT JEFFREY
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2023
NFA ID	0466397
Name	ROSE, CLAYTON STUART
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	12-03-2018

NFA ID	0560329
Name	SPELL, DOUGLAS CHARLES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	12-09-2023

NFA ID	0497808
Name	WHITE, MICHAEL DENNIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-03-2016

NFA ID	0496348
Name	WOODS, THOMAS DUNNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2016

NFA ID	0521112
Name	YANKAUER, STEPHEN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-11-2019

NFA ID	0510243
Name	ZUBER, MARIA THERESA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-27-2017

NFA ID	0533174
Name	ZUBERI, SOOFIAN J

TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2020

Holding Company Information

NFA ID	0483691
Full Name	BAC NORTH AMERICA HOLDING COMPANY
10% or More Interest	Yes
Status	APPROVED
Effective Date	11-05-2019